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February 20, 2007

U.S. Securities and Exchange Commission	Copies sent via Federal Express
100 F Street N.E.
Washington, D.C. 20549
Attn:	Mr. Kurt M. Murao
Mail Stop 3561

RE:	Decorize, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-3 on Form SB-2
Filed November 22, 2006
File No. 333-127070

Dear Mr. Murao:

On behalf of Decorize, Inc., a Delaware corporation (the “Company”), we transmit this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated December 21, 2006 (the “Comment Letter”), with respect to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-127070) (the “Registration Statement”) which was addressed to the Chief Executive Officer of the Company.

This letter sets forth our response, made on behalf of the Company, to each of the Staff’s comments set forth in the Comment Letter. For convenience, the numbered paragraphs below correspond to those in the Comment Letter, with the Staff’s comments presented in bold face. We are also sending a copy of this letter via overnight delivery, together with a marked copy of a new registration statement filed by the Company (as noted in our response to Staff Comment No. 2 below), which shows all changes made since the November 22, 2006 filing.

Post-Effective Amendment No. 1 to Registration Statement on Form S-3
on Form SB-2

General

1.
Please confirm whether any sales of securities were made, pursuant to the prospectus contained in this registration statement, since November 22, 2006, the filing date of this post-effective amendment. We may have further comment upon review of your response.

U.S. Securities and Exchange Commission
February 20, 2007

We note the Staff’s comment and, in response, hereby confirm on behalf of the Company that no sales of securities have been made, pursuant to the prospectus contained in the Registration Statement since November 22, 2006.

2.
It appears that you have inappropriately filed a post-effective amendment to increase the number of shares being registered in the offering from 19,273,320 common shares to 21,172,092 common shares. Please revise or tell us the basis or other authority for increasing the number shares registered in the offering by use of a post-effective amendment. We may have comment upon review of your response.

We note the Staff’s comment and, in response, the Company has filed (i) a Form AW to withdraw the post-effective amendment and (ii) another post-effective amendment to the Registration Statement to deregister any unsold shares under the Registration Statement. In addition, the Company has filed another registration statement on Form SB-2 to register all of the 21,172,092 shares proposed to be registered for resale by the previous post-effective amendment, plus certain additional shares that were issued in the recent private placement transaction disclosed on the Company’s Current Report on Form 8-K (filed on February 8, 2007). A copy of the newly filed registration statement on Form SB-2 (the “New SB-2”) is enclosed for your reference, and it is marked to show changes made to the withdrawn post-effective amendment in response to the Staff’s comments. The Company acknowledges that this is a new registration statement, separate and distinct from the Registration Statement, and may independently be subject to the Staff’s further review and comment.

Facing Page
3.
On the facing page, please add a sentence indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. See interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997) and Form S-1 to review the disclosure that you should include.

In response to the Staff’s comment, the Company has revised the facing page of the New SB-2 to include the Staff’s requested revisions. The Company will include appropriate revised language, as applicable, in the Company’s future filings.

U.S. Securities and Exchange Commission
February 20, 2007

Management’s Discussion and Analysis of Financial Condition…, page 26

Critical Accounting Policies, page 26

4.
We note your disclose that revenue is recognized generally upon receipt by the customer. Please explain your shipping terms and describe the circumstances when revenue is recognized prior to receipt by the customer.

In response to the Staff’s comment, the Company has revised the language in the New SB-2 under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition” heading and in Note 1 to the Notes to Consolidated Financial Statements for the Years Ended June 30, 2006 and 2005 to clarify its revenue recognition policy. The Company will also revise similar disclosures in its Form 10-KSB for the Fiscal Year Ended June 30, 2006 and Form 10-QSB for the Fiscal Quarter Ended September 30, 2006, as indicated below. The Company will include appropriate revised language, as applicable, in the Company’s amended and future filings.

5.
Please revise your management's discussion and analysis to highlight the differences in accounting for stock-based employee compensation before and after the adoption of SFAS No. 123(R). See SAB Topic 14M.

In response to the Staff’s comment, the Company has revised the language in the New SB-2 under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock Options” heading to include the Staff’s requested revisions. The Company will include appropriate revised language, as applicable, in the Company’s amended and future filings.

Consolidated Statements of Operations for the Three Months Ended September 30, 2006 and 2005, page F-5

6.	Please revise and present share based compensation in the same lines that you classify cash compensation to employees and not as a separate line. See SAB Topic 14H.

In response to the Staff’s comment, the Company has prepared the Consolidated Statements of Operations for the Three and Six Months Ended December 31, 2006 and 2005, as set forth in the New SB-2, so that the “Stock compensation” line item is combined with the “Selling, general and administrative” line item, which is where cash compensation to employees is classified. The Company will include appropriate revisions, as applicable, in the Company’s amended and future filings.

Notes to the Consolidated Financial Statements for the Three Months Ended September 30, 2006 and 2005, page F-8

U.S. Securities and Exchange Commission
February 20, 2007

General, page 9

7.
We note the receivables and due to factor balances changed materially between the annual financial statements and your interim balance sheet date. Please advise or include the factoring agreement disclosures included in your annual financial statements so the interim financial statements are not misleading. See the instructions to Item 310(b) of Regulation S-B.

In response to the Staff’s comment, the Company has prepared the Notes to Consolidated Financial Statements for the Three and Six Months Ended December 31, 2006 and 2005, as set forth in the New SB-2, to include as Note 3 the factoring agreement disclosures contained in Note 3 of the Notes to Consolidated Financial Statements for the Years Ended June 30, 2006 and 2005. The Company will include appropriate revised language, as applicable, in the Company’s amended and future filings.

Consolidated Balance Sheets for the Years Ended June 30, 2006 and 2005, page F-11

8.	Please disclose, either parenthetically or in a note, the carrying and redemption amounts of redeemable preferred stock. See Rule 5-02.28 of Regulation S-X.

In response to the Staff’s comment, the Company has revised Note 1 of the Notes to Consolidated Financial Statements for the Years Ended June 30, 2006 and 2005, as set forth in the New SB-2, to include a statement explaining that the carrying and redemption amounts of the Company’s redeemable preferred stock are the same. The Company will include appropriate revised language, as applicable, in the Company’s amended and future filings.

Consolidated Statements of Operations for the Years Ended June 30, 2006 and 2005, page F-14

9.
Please tell us how the beneficial conversion feature on the redeemable preferred stock affected your calculations of basic and diluted earnings per share, if at all. We note you disclose it was recognized as a constructive dividend.

In response to the Staff’s comment, we hereby confirm on behalf of the Company that the beneficial conversion feature on the redeemable preferred stock did not affect the Company’s calculations of basic and diluted earnings per share. Because the Company incurred losses in all periods presented, the effect of convertible securities was excluded from the calculation of earnings per share because the effect of inclusion would have been anti-dilutive.

Notes to Consolidated Financial Statements for the Years Ended June 30, 2006 and 2005, page F-18

U.S. Securities and Exchange Commission
February 20, 2007

Note 1 —Nature of Operations and Summary of Significant Accounting Policies, page F-18

Impairment of Long-lived Assets, page F-19

10.
The recurring operating losses and operating cash outflows indicate that the carrying value of your long-lived assets may not be recoverable. Reference is made to SFAS 144 paragraph 8(e). Please describe how you conducted your long-lived asset impairment analysis including management's basis for grouping assets and liabilities, estimating the fair value of asset groups and the comparative results of estimated fair value to carrying value. Also please tell us when you last performed an impairment analysis.

The Company last performed an analysis of whether a potential impairment of its long-lived assets existed in connection with the preparation of its June 30, 2006 financial statements. For the purposes of this analysis, management considered all of the Company’s tangible long-lived assets (consisting principally of equipment and leasehold improvements) as a single group, together with the related liabilities of the Company. The Company’s operations are integrated into a single reporting unit, and cash flows are not separately identified at a lower level. The Company evaluated the recoverability of its tangible long-lived assets based upon the estimated future cash flows that the Company expects to generate over the remainder of the useful life of these assets. Because of the anticipated increase in revenue and operating income for fiscal 2007 and future periods, the Company’s projected undiscounted cash flows exceeded the carrying value of its tangible long-lived assets as of the evaluation date; therefore, no impairment was recognized. Because the Company’s actual results during the first two quarters of fiscal 2007 have been in line with the projections used in this analysis, a subsequent evaluation has not been performed.

Goodwill, page F-19

11.
Your disclosure indicates you compare goodwill fair value to its carrying amount to determine potential impairment. Please confirm that you apply a two-step process that begins with estimating the fair value of your reporting unit and compare it to its carrying amount, including goodwill. Please also confirm either the first step did not indicate impairment existed or the second step of your impairment test indicated that the carrying amount of goodwill did not exceed its implied fair value. See paragraphs 19 through 22 of SFAS No. 142. Please revise the disclosure to suggest the goodwill impairment process methods applied are in accordance with SFAS No. 142, as applicable.

In response to the Staff’s comment, we hereby confirm on behalf of the Company that the Company applies a two-step process that begins with estimating the fair value of its reporting unit (which consists of the entire Company) using the quoted price of the Company’s common stock and comparing it to its carrying amount, including goodwill. Further, we hereby confirm on behalf of the Company that the first step of the impairment analysis indicated that no impairment existed. Additionally, in response to the Staff’s comment, the Company has revised the language in Note 1 to the Notes to Consolidated Financial Statements for the Years Ended June 30, 2006 and 2005, as set forth in the New SB-2, to include the Staff’s requested revisions. The Company will include appropriate revised language, as applicable, in the Company’s amended and future filings.

U.S. Securities and Exchange Commission
February 20, 2007

Note 3 — Due from Factor and Line of Credit, page F-24

12.
Please include a schedule of accounts receivable that reconciles assigned receivables, less factor advances, subtotals amounts due from factor, less unfactored receivables and allowances, as of each balance sheet date, as applicable.

In response to the Staff’s comments 12 and 13, the Company has revised Note 3 to the Notes to Consolidated Financial Statements for the Years Ended June 30, 2006 and 2005 to clarify its accounting for the factoring arrangement as a secured borrowing. Because this arrangement is accounted for as a secured borrowing, the Company has included the amounts of receivables pledged and advances from the factor in its revised disclosure. The Company has not included the schedule requested by the Staff, as it believes the revised disclosure clearly communicates the necessary information. The Company will include appropriate revised language, as applicable, in the Company’s amended and future filings.

13.
Please disclose whether the transferred receivables qualify for sale treatment or as a secured borrowing. See paragraphs 11 and 15 of SFAS No. 140. Please expand your disclosure to indicate the party responsible for servicing transferred receivables and include sale or borrowing disclosures, as applicable. See paragraph 17 of SFAS No. 140.

In response to the Staff’s comments 12 and 13, the Company has revised Note 3 to the Notes to Consolidated Financial Statements for the Years Ended June 30, 2006 and 2005, as set forth in the New SB-2, to clarify its accounting for the factoring arrangement as a secured borrowing. The Company will include appropriate revised language, as applicable, in the Company’s amended and future filings.

Note 8: Stock Based Compensation, page F-32

14.
Prior to adopting SFAS No. 123(R) we note you modified awards on May 4, 2005. Please tell us if you adopted variable accounting and recognized compensation expense for these awards. If so, please disclose the significant terms of the modifications. See SAB Topic 14K. Alternatively, please tell us why the cancellation and reissuance of options did not qualify for variable accounting.

U.S. Securities and Exchange Commission
February 20, 2007

In response to the Staff’s comment, we confirm on behalf of the Company that the Company adopted variable accounting for the modified awards granted on May 4, 2005. However, the Company has now determined that it has applied it incorrectly for the options modified on May 4, 2005. As explained below, the Company believes that the effects of misapplication of variable accounting for these options are immaterial.

Of the options awarded on May 4, 2005, 102,000 were issued to individuals who did not hold any of the cancelled options. For these newly-issued options, the Company determined that variable accounting did not apply. Because these options were “at the money” (the exercise price was equal to the closing market price) on the date of issuance, no compensation cost was recognized under the intrinsic value method of APB Opinion No. 25 which the Company used prior to adopting SFAS No. 123(R) on July 1, 2005.

The remaining options issued on May 4, 2005 were determined to be modified awards subject to variable accounting under FIN 44 due to the decrease in exercise price compared to the options cancelled. No additional compensation expense was recognized on the date of the modification as the newly-modified options were “at the money.” No compensation cost was recognized on subsequent balance sheet dates because the replacement options were fully vested. The Company now believes that this treatment was incorrect, and that compensation expense should have continued to be recognized until the variable options were exercised, forfeited or cancelled.

Had the Company properly applied variable accounting to the awards modified on May 4, 2005, additional compensation expense of $113,400 would have been recognized for the year ended June 30, 2005 due to the increase in the intrinsic value of the variable options. During the year ended June 30, 2006 the market price of the Company’s common stock fell and remained below the exercise price of the variable options, which would have caused a reduction in compensation expense recognized for the year ended June 30, 2006 of $113,400.

All of the Company’s variable options which had not been exercised or forfeited prior to August 25, 2006 were cancelled and replaced with fully vested options with a further reduced exercise price on that date. This modification was properly accounted for under SFAS No. 123(R), and variable accounting does not apply to any of the Company’s options after that date.

The effect of the $113,400 error as of June 30, 2005 when considered individually is an understatement of 4.26% of loss available to common shareholders, which would increase loss per share (.01) from (0.20) to (0.21) per share. When considered with other known or likely individually immaterial misstatements as of June 30, 2005, none of which involved stock-based compensation, the aggregate effect is an increase of approximately 1% in loss available to common shareholders which would not change reported loss per share. There is no effect on total equity as of June 30, 2005 as a result of this error.

Likewise, the effect of the $113,400 error as of June 30, 2006 when considered individually is an overstatement of 4.97% of loss available to common shareholders, which would decrease loss per share .01 from (0.12) to (0.11) per share. When considered with other known or likely individually immaterial misstatements as of June 30, 2006, none of which involved stock-based compensation, the aggregate effect is a decrease of approximately 3% in loss available to common shareholders which would not change reported loss per share. There is no effect on total equity as of June 30, 2006 as a result of this error.

U.S. Securities and Exchange Commission
February 20, 2007

As of June 30, 2006 there is no effect on accumulated deficit or additional paid-in capital resulting from this error as all of the additional compensation expense which should have been recognized as of June 30, 2005 would be reversed during 2006.

The Company has concluded that the effects of the incorrect application of variable accounting are immaterial to its financial statements for the years ended June 30, 2006 and 2005, both when considered individually and in the aggregate with other known and likely individually immaterial uncorrected misstatements for those periods, respectively. The Company’s auditors concur with this assessment. The Company has accordingly not restated its June 30, 2006 and 2005 financial statements to correct this error. In a similar manner, the Company has determined that no restatements of quarterly financial statements filed on Form 10-QSB are necessary as a result of this matter.

The Company has also determined that no revisions to its previously disclosed pro-forma stock compensation expense are necessary as a result of the error in application of variable accounting for the options modified May 4, 2005.

The Company has revised and expanded its disclosure of the nature and details of the transactions on May 4, 2005 in Note 8 to the June 30, 2006 financial statements. The Company has also included the disclosures discussed in SAB Topic 14K.

Undertakings

15.	Please disclose the undertaking in Item 512(g)(2) of Regulation S-B. See SEC Release 33-8591 (July 19, 2005) located on our website at www.sec.gov.

In response to the Staff’s comment, the Company has revised the New SB-2 to include the undertaking requested by the Staff. The Company will include appropriate revised language, as applicable, in the Company’s amended and future filings.

Forms 10-KSB for Fiscal Year Ended June 30, 2006 and 10-QSB for Fiscal Quarter Ended September 30, 2006

16.	To the extent that any comments on the Form SB-2 apply to the Form 10-KSB for Fiscal Year Ended June 30, 2006 and Form 10-QSB for Fiscal Quarter Ended September 30, 2006, please revise accordingly.

In response to the Staff’s comment, the Company will revise its disclosure in certain portions of the Form 10-KSB for the fiscal year ended June 30, 2006 (the “Form 10-KSB”) and the Form 10-QSB for the fiscal quarter ended September 30, 2006 (the “Form 10-QSB”) to conform with the Staff’s comments, prior to requesting that the New SB-2 be made effective.

U.S. Securities and Exchange Commission
February 20, 2007

Form 10-KSB for Fiscal Year Ended June 30, 2006

17.
We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were not effective. We further note your disclosure that management "[h]as begun taking steps to attempt to address the deficiencies and weaknesses noted by BKD, however, it has not successfully resolved the matters raised by BKD." Please revise to disclose in greater detail and specificity the nature of the material weaknesses that management is attempting to address. Further, please revise to discuss the specific steps that management has taken, and is taking, if any, to remediate the material weakness.

In response to the Staff’s comment, the Company will revise its disclosure in Item 8A of the Form 10-KSB to disclose in greater detail and specificity the nature of the material weaknesses that the Company’s management is attempting to address and to discuss the specific steps that management has taken and is taking to remediate the material weakness, prior to requesting that the New SB-2 be made effective.

The Company also notes that it intends to continue taking the remediative steps in order to address the material weakness prior to the end of its fiscal year in June 2007. The Company will address the progress of those actions in its 10-KSB filed for the year then ended.

Exhibits 31.1 and 31.2
18.	We note that you have included the title of the certifying individual at the beginning of the 302 certifications. Please delete the title of the certifying individual in the 302 certifications.

In response to the Staff’s comment, the Company will revise Exhibits 31.1 and 31.2 to the Form 10-KSB by deleting the title of the certifying individuals from each exhibit’s individual identification line, prior to requesting that the New SB-2 be made effective.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

19.	Please comply with any comments issued on the Form 10-KSB, to the extent they are applicable.

In response to the Staff’s comment, the Company will revise its disclosure in the Form 10-QSB, prior to requesting that the New SB-2 be made effective.

U.S. Securities and Exchange Commission
February 20, 2007

Thank you for your continued cooperation regarding this matter. Please contact me at (214) 922-4156 with any questions regarding the foregoing responses or if you have any other questions.

Sincerely,
/s/	Lance M. Hardenburg

Lance M. Hardenburg

cc:	Steve Crowder (w/o encls)